# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zivo Bioscience, CIK 0001101026
CUSIP: 98978N101
Title of class of securities: Common Stock, par value $.001 per share
Address of issuer's principal executive offices: 21 E. Long Lake Road, Suite 100, Bloomfield Hills, Michigan (MI), 48304
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0000919484
Persons authorized to receive notices and communications: Strome Group, Inc., Attn: Mark E. Strome 14120 Ventura Blvd., Suite C-525, Sherman Oaks, California (CA), 91423, 3108509700

## Reporting persons
- Mark E. Strome (CIK 0000919484): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 194,303; shared voting power 278,639; sole dispositive power 194,303; shared dispositive power 278,639; aggregate amount beneficially owned 472,942 (12.1% of the class)
- Strome Group, Inc. (CIK 0001355526): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 278,639; sole dispositive power 0; shared dispositive power 278,639; aggregate amount beneficially owned 278,639 (7.13% of the class)
- Strome Investment Management, LP (CIK 0000936711): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 278,639; sole dispositive power 0; shared dispositive power 278,639; aggregate amount beneficially owned 278,639 (7.13% of the class)
- Strome Mezzanine Fund, LP (CIK 0001713153): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Strome Mezzanine Fund II, LP (CIK 0001978360): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 266,198; sole dispositive power 0; shared dispositive power 266,198; aggregate amount beneficially owned 266,198 (6.81% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.001 per share
Name of issuer: Zivo Bioscience
Address of issuer's principal executive offices: 21 E. Long Lake Road, Suite 100, Bloomfield Hills, Michigan (MI), 48304

## Item 2. Identity and Background
Name of person filing:
1. Mark E. Strome
2. Strome Group, Inc.
3. Strome Investment Management, LP ("Manager")
4. Strome Mezzanine Fund, LP ("SMF")
5. Strome Mezzanine Fund II, LP ("SMFII," and together with SMF, the "Funds").
Residence or business address:
1. Mr. Strome, Strome Group, Inc. and the Manager: 14120 Ventura Blvd., Ste C-525, Sherman Oaks, CA 91423
2. The Funds: 1688 Meridian Ave., Suite 727, Miami Beach, Florida 33139
Present principal occupation or employment:
1. Mr. Strome: President of the Strome Group, Inc.
2. Strome Group Inc.: holding company for business investment
3. Manager: general partner and investment manager of the Funds
4. Funds: to make investments
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship:
1. Mr. Strome: United States
2. Strome Group, Inc., the Manager and the Funds: Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As a result of the merger described in Item 4, SMFII, as the surviving entity, succeeded to the 75,939 shares of Common Stock held by SMF immediately prior to the merger, and did not pay any consideration in connection therewith.

## Item 4. Purpose of Transaction
Purpose of transaction: On December 31, 2025, the Funds effected a merger, with SMF merging into SMFII and SMFII as the surviving entity, by filing a Certificate of Merger with the Delaware Secretary of State. As a result of the merger, 75,939 shares of Common Stock held by SMF immediately prior to the merger are now held by SMFII.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mark E. Strome:
1. Aggregate number: 472,942
2. Aggregate percentage: 12.10%

Strome Group, Inc.:
1. Aggregate number: 278,639
2. Aggregate percentage: 7.13%

Manager:
1. Aggregate number: 278,639
2. Aggregate percentage: 7.13%

SMF:
1. Aggregate number: 0
2. Aggregate percentage: 0.00%

SMFII:
1. Aggregate number: 266,198
2. Aggregate percentage: 6.81%

The aggregate percentage reported herein and on pages 2-5 hereof are based on 3,888,595 shares of Common Stock outstanding as of November 9, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mark E. Strome:
1. Sole voting power: 194,303
2. Shared voting power: 278,639
3. Sole dispositive power: 194,303
4. Shared dispositive power: 278,639

Strome Group, Inc.:
1. Sole voting power: 0
2. Shared voting power: 278,639
3. Sole dispositive power: 0
4. Shared dispositive power: 278,639

Manager:
1. Sole voting power: 0
2. Shared voting power: 278,639
3. Sole dispositive power: 0
4. Shared dispositive power: 278,639

SMF:
1. Sole voting power: 0
2. Shared voting power: 0
3. Sole dispositive power: 0
4. Shared dispositive power: 0

SMFII:
1. Sole voting power: 0
2. Shared voting power: 266,198
3. Sole dispositive power: 0
4. Shared dispositive power: 266,198
Transactions in the class effected during the past sixty days: On February 12, 2026, SMFII entered into a Securities Purchase Agreement with the Issuer, pursuant to which SMFII acquired 20,000 shares of Common Stock for $9.77 per share and Common Stock purchase warrant for no additional consideration that is exercisable for 2,000 shares of Common Stock at $9.77 per share, subject to certain adjustments. The shares are included in the aggregate number and percentage of the shares of Common Stock outstanding beneficially owned by each Reporting Person reported in paragraph (b) above and on pages 2-5 hereof.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On December 31, 2025, in connection with the merger described in Item 4, SMF ceased to hold any shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described elsewhere in this statement, no Reporting Person is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement dated February 27, 2026, by and among Mark E. Strome, Strome Group, Inc., Strome Investment Management, LP, Strome Mezzanine Fund, LP and Strome Mezzanine Fund II, LP.

## Signatures
- Mark E. Strome: /s/ Mark E. Strome, Mark E. Strome (02/27/2026)
- Strome Group, Inc.: /s/ Mark E. Strome, Mark E. Strome/President (02/27/2026)
- Strome Investment Management, LP: /s/ Mark E. Strome, Mark E. Strome/President of Strome Group, Inc., GP of Strome Investment Management, LP (02/27/2026)
- Strome Mezzanine Fund, LP: /s/ Mark E. Strome, Mark E. Strome/President of Strome Group, Inc., GP of Strome Investment Management, LP, GP of Strome Mezzanine Fund II, LP, surviving entity of merger (02/27/2026)
- Strome Mezzanine Fund II, LP: /s/ Mark E. Strome, Mark E. Strome/President of Strome Group, Inc., GP of Strome Investment Management, LP, GP of Strome Mezzanine Fund II, LP (02/27/2026)